Exhibit 14.1
APPROACH RESOURCES INC.
CODE OF CONDUCT
FOR MEMBERS OF THE BOARD OF DIRECTORS,
OFFICERS AND EMPLOYEES
Adopted as of October 9, 2007
     The Board of Directors (the “Board”) of Approach Resources Inc. (the “Company”) has adopted the following Code of Conduct for members of the Board, officers and employees of the Company (this “Code”). This Code is intended to focus the Board, each director, officer and employee on areas of ethical risk, provide guidance to directors, officers and employees to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster honest and ethical conduct. Each director, officer and employee must comply with the letter and spirit of this Code. This Code addresses each of you.
     No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors, officers and employees. If any aspect of this Code is unclear to you as an employee, or if you have any questions or face dilemmas that are not addressed, you should confer with your supervisor.
     The Company reserves the right to amend or rescind this Code or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Code and any other materials distributed by the Company, this Code shall govern. If a law conflicts with a policy in this Code, you must comply with the law.
     If you are in, or aware of, a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 10 of this Code.
     1. Conflict of Interest
     A “conflict of interest” occurs when your private interest interferes in any way, or appears to interfere, with the interests of the Company as a whole. Conflicts of interest arise when you or your immediate family receives improper personal benefits, financial or otherwise, as a result of your position with the Company. You must avoid conflicts of interest with the Company.
     It is impossible to enumerate all the situations in which potential conflicts of interest might arise. This Code does not attempt to describe all possible conflicts of interest that could develop. Some of the more common conflicts from which you must refrain, however, are set out below:
•	Loans. The Company shall not make any personal loans or extensions of credit to you or your family members, or become contingently liable for your debts or those of your family. Consistent with this practice, you may not borrow from (or loan to) any person or entity that competes with the Company or which the Company has or proposes to enter into an investment, business or contractual relationship, except normal and customary financial services from banks or other financial institutions.

•	Relationship of the Company with third parties. You may not engage in any conduct or activity that is inconsistent with the Company’s best interests or that disrupts or impairs the Company’s relationship with any person or entity with which the Company has or proposes to enter into an investment, business or contractual relationship. Additionally, you may not speculate or trade in the securities of, or otherwise acquire an interest in, an entity with which the Company, to your knowledge, is negotiating or contemplating negotiating for a merger or acquisition.

•	Compensation from non-Company sources. You and your family members may not accept compensation, in any form, for services performed for the Company from any source other than the Company. Additionally, officers and employees may not take an active interest in, or be employed by, any outside business, while an exempt employee of the Company.

•	Gifts. The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be directly or indirectly offered, given, provided or accepted by you or a member of your family to or from any customer, supplier or competitor of the Company unless it:
(a)	is not a cash gift,

(b)	is consistent with customary business practices,

(c)	is not excessive in value,

(d)	cannot reasonably be construed as a bribe or payoff, and

(e)	does not violate any laws or regulations.
Please discuss with the General Counsel any gifts or proposed gifts that you are not certain are appropriate.
     For purposes of this Code, “family members” include your family members who reside with you, anyone else who lives in your household and any family member who does not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as a parent or child who consults with you before he or she trades in Company securities).
     2. Insider Trading
     Directors, officers and employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. Please consult the Company’s policy on insider trading for additional policies related hereto.

     3. Corporate Opportunities
     The conduct and affairs of certain directors of the Company with respect to their obligation to present a corporate opportunity to the Company are governed by that certain Business Opportunities Agreement dated as of July 11, 2007 and Article 11 of the Company’s Restated Certificate of Incorporation. To the extent such Business Opportunities Agreement or Article 11 of the Company’s Restated Certificate of Incorporation are not applicable, then the following shall govern the conduct of business of the Company and its directors, officers and other employees with respect to corporate opportunities.
     You owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. When an opportunity that relates to the Company’s business has been presented to you as a result of your relationship with the Company or its agents, you are prohibited from (a) taking for yourself personally opportunities that are discovered through the use of the Company’s property or information, or your position with the Company, (b) using the Company’s property, information or position for personal gain, or (c) personally competing with the Company, directly or indirectly, for business opportunities. However, if it has been determined that the Company will not pursue an opportunity presented to the Company, you may pursue such opportunity if such involvement is fully disclosed to the Company’s Board and does not interfere with the fulfillment of your responsibilities to the Company.
     4. Record-Keeping
     The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Periodic and other reports (financial and otherwise) to federal, state and local government agencies must present a full, fair, accurate, timely and understandable disclosure by the Company. Business records and communications should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies. This applies equally to electronic mail, internal memoranda and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies.
     5. Confidentiality
     You must maintain the confidentiality of information entrusted to you by the Company, and any other confidential information about the Company that comes to you, from whatever source, in your capacity as director, officer or employee except when disclosure is authorized or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to the Company, if disclosed.
     6. Protection and Proper Use of Company Assets
     You should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste of assets have a direct impact on the Company’s profitability. All Company assets shall be used only for legitimate business purposes, though incidental personal use may be permitted.

     7. Compliance with Laws, Rules and Regulations
     You shall comply with all laws, rules and regulations applicable to the Company. Specifically, and without limitation, you shall provide full, fair, accurate, timely and understandable disclosure in reports that the Company files, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by the Company.
     8. Waivers of this Code of Conduct
     Changes in or waivers of this Code may be made only by the Board or, in the case of any change in or waiver of this Code for any of the officers, only by the independent directors on the Board. All changes in or waivers of this Code for officers will be promptly disclosed as required by law or applicable regulations.
     9. Encouraging the Reporting of any Illegal or Unethical Behavior
     Directors, officers and employees should promote ethical behavior and take steps to create a working environment at the Company that (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation, (b) encourages employees to report violations of laws, rules, regulations or this Code to appropriate personnel and (c) fosters the understanding among employees that the Company will not permit retaliation for reports made in good faith.
     10. Failure to Comply; Compliance Procedures
     Your failure to comply with the laws or regulations governing the Company’s business, this Code or any other Company policy or requirement may result in disciplinary action including termination of employment, and, if warranted, legal proceedings.
     We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations, it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:
•	Make sure you have the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Usually employees should discuss problems with their supervisors. This is the basic guidance. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems. In the case where it may not be appropriate to discuss a complaint or concern with your supervisor, or where you do not feel comfortable approaching your supervisor with your complaint or concern, you may discuss it with J. Curtis Henderson, Executive Vice President and General Counsel, by calling (817) 989-9000. If you prefer to submit your questions or concerns in writing or on a confidential and/or anonymous basis, forward them either:
(a)	to J. Curtis Henderson, Executive Vice President and General Counsel, at One Ridgmar Centre, 6500 West Freeway, Suite 800, Forth Worth, Texas 76116, phone number (817) 989-9000; or

(b)	through the Company’s toll-free twenty-four hour hotline upon the installment of such a hotline.
Written concerns or complaints that are not anonymously submitted will be acknowledged in writing.

•	You may report violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation or retribution of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.